Exhibit 99.2

To be valid, the whole of this Provisional Allotment Letter must be returned.

暫定配額通知書必須整份交回方為有效。

IMPORTANT

重要提示

Reference is made to the prospectus (the “Prospectus”) issued by Graphex Group Limited (the “Company”) dated 8 April 2025 in relation to the Rights Issue. Terms defined in the Prospectus shall have the same meanings when used herein, unless the context otherwise requires.

茲提述烯石電動汽車新材料控股有限公司（「本公司」）日期為二零二五年四月八日有關供股之供股章程（「供股章程」）。除文義另有所指，供股章程所界定詞彙與本表格所用者具相同涵義。

THIS DOCUMENT IS VALUABLE AND TRANSFERABLE AND REQUIRES YOUR IMMEDIATE ATTENTION. THE OFFER CONTAINED IN THIS DOCUMENT EXPIRES AT 4:00 P.M. ON THURSDAY, 24 APRIL 2025 (OR SUCH LATER TIME OR DATE AS MENTIONED IN THE PARAGRAPH HEADED “EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS ON THE LATEST TIME FOR ACCEPTANCE” IN THE ENCLOSED SHEET).

此乃有價值及可轉讓之文件，敬請即時處理。本文件所載之要約於二零二五年四月二十四日（星期四）下午四時正（或載於附頁「惡劣天氣或極端情況對最後接納時限的影響」一段所述之較後時間或日期）截止。

IF YOU ARE IN ANY DOUBT AS TO ANY ASPECT OF THIS PROVISIONAL ALLOTMENT LETTER OR AS TO THE ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER, REGISTERED INSTITUTION IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

閣下如對本暫定配額通知書任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商、註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

A copy of each of the Prospectus Documents, together with the documents specified in the paragraph headed “15. Documents delivered to the Registrar of Companies in Hong Kong” in Appendix III to the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission of Hong Kong, the Stock Exchange and the Registrar of Companies in Hong Kong take no responsibility for the contents of any of the Prospectus Documents.

章程文件各一份連同於供股章程附錄三「15. 交付香港公司過戶登記處之文件」一段所述之文件，已依據香港法例第32章公司（清盤及雜項條文） 條例第342C條之規定送呈香港公司註冊處處長登記。香港證券及期貨事務監察委員會、聯交所及香港公司註冊處處長對各章程文件之內容概 不負責。

Hong Kong Exchanges and Clearing Limited, the Stock Exchange and HKSCC take no responsibility for the contents of this Provisional Allotment Letter, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Provisional Allotment Letter.

香港交易及結算所有限公司、聯交所及香港結算對本暫定配額通知書之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對就本暫定配額通知書全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔責任。

Dealings in the Shares and the Rights Shares in both nil-paid and fully-paid forms may be settled through CCASS established and operated by HKSCC and you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

股份及未繳股款及繳足股款供股股份之買賣可透過香港結算成立及運作之中央結算系統交收。 閣下應就該等交收安排之詳情及該等安排可能如何影響 閣下之權利及權益，諮詢 閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirement of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the CCASS with effect from the respective commencement dates of dealings in the Rights Shares on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

待未繳股款及繳足股款之供股股份獲准在聯交所上市及買賣以及符合香港結算之股份收納規定後，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，由供股股份各自在聯交所開始買賣日期或香港結算決定之該等其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行交易之交收須於其後第二個交易日在中央結算系統內進行。所有在中央結算系統之活動均須受不時生效之中央結算系統一般規則及中央結算系統運作程序規則所規限。

TO ACCEPT THE PROVISIONAL ALLOTMENT SPECIFIED IN THIS DOCUMENT IN FULL, YOU MUST LODGE THIS ORIGINAL DOCUMENT INTACT WITH THE COMPANY’S HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE, TRICOR INVESTOR SERVICES LIMITED AT 17/F, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG TOGETHER WITH A REMITTANCE IN HONG KONG DOLLARS FOR THE FULL AMOUNT SHOWN IN BOX C BELOW SO AS TO BE RECEIVED BY NO LATER THAN 4:00 P.M. ON THURSDAY, 24 APRIL 2025 (OR, UNDER BAD WEATHER OR EXTREME CONDITIONS, SUCH LATER TIME OR DATE AS MENTIONED IN THE PARAGRAPH HEADED “EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS ON THE LATEST TIME FOR ACCEPTANCE” IN THE ENCLOSED SHEET). ALL REMITTANCES MUST BE MADE IN HONG KONG DOLLARS. CHEQUES MUST BE DRAWN ON AN ACCOUNT WITH, AND BANKER’S CASHIER ORDERS MUST BE ISSUED BY, A LICENSED BANK IN HONG KONG AND MADE PAYABLE TO “GRAPHEX GROUP LIMITED” AND CROSSED “ACCOUNT PAYEE ONLY”. INSTRUCTIONS ON TRANSFER AND SPLITTING ARE SET OUT IN THE ENCLOSED SHEET. NO RECEIPT WILL BE GIVEN FOR SUCH REMITTANCE.

閣下如欲接納本文件所指定之全部暫定配額，須將本文件整份正本連同下列丙欄所示全部港元款額之付款，不遲於二零二五年四月二十四日

（星期四）下午四時正（或在惡劣天氣或極端情況下，載於附頁「惡劣天氣或極端情況對最後接納時限的影響」一段所述之較後時間或日期）前交回本公司之香港股份過戶登記分處卓佳證券登記有限公司，地址為香港夏慤道16號遠東金融中心17樓。所有股款必須以港元支付。支票及銀行本票須分別由香港持牌銀行戶口開出及香港持牌銀行發出，註明抬頭人為「GRAPHEX GROUP LIMITED」，並劃線註明「只准入抬頭人賬

戶」。有關轉讓及分拆之指示載於附頁。本公司將不會就該等股款發出收據。

Dealings in the Rights Shares in the nil-paid form will take place from Thursday, 10 April 2025 to Thursday, 17 April 2025 (both days inclusive) on the Stock Exchange.

未繳股款之供股股份將於二零二五年四月十日（星期四）至二零二五年四月十七日（星期四）（包括首尾兩日）期間於聯交所進行買賣。

The Rights Issue is conditional upon the fulfilment of the conditions set out under the section headed “Letter from the Board – Condition of the Rights Issue” in the Prospectus. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed. The Rights Issue will proceed on a non- underwritten basis irrespective of the acceptance of the provisionally allotted Rights Shares and is subject to fulfillment of conditions. Please refer to the section headed “Conditions of the Rights Issue” in the Prospectus. In the event that the Rights Issue is not fully subscribed, any Rights Shares not taken up by the Qualifying Shareholders or holders of nil-paid rights together with the NQS Rights Shares will be placed to independent places on a best effort basis under the Compensatory Arrangements. Any Unsubscribed Rights Shares or NQS Rights Shares which are not placed under the Compensatory Arrangements will not be issued by the Company and the size of the Rights Issue will be reduced accordingly. There is no minimum amount to be raised under the Rights Issue. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and/or nil-paid Rights Shares up to the date when the conditions of the Rights Issue are fulfilled.

供股須待供股章程「董事會函件－供股之條件」一節項下所載之條件獲達成後，方可作實。倘供股之條件未有達成，則不會進行供股。不論暫定配發供股股份獲接納與否，供股將按非包銷基準進行，並須待條件達成後方可作實。請參閱供股章程「供股之條件」一節。倘供股未獲悉數認購，任何未獲合資格股東或未繳股款權利持有人承購的供股股份連同不合資格股東供股股份將根據補償安排按盡力基準配售予獨立承配人。本公司將不會發行補償安排項下未獲配售之任何未獲認購供股股份或不合資格股東供股股份，而供股規模將相應縮減。供股並無最低集資金額。股東及潛在投資者於買賣股份及╱或未繳股款供股股份時務請審慎行事，直至供股條件獲達成當日為止。

NO RECEIPT WILL BE GIVEN.

本公司將不會發出收據。

Form A
表格甲

Hong Kong branch share registrar and transfer office:
香港股份過戶登記分處：
Tricor Investor Services Limited
17th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong
卓佳證券登記有限公司
香港
夏慤道16號
遠東金融中心
17樓

GRAPHEX GROUP LIMITED
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
（於開曼群島註冊成立的有限公司）
(Stock code: 6128)
（股份代號：6128）

Registered Office:
註冊辦事處：
Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

Head office and principal place of business in Hong Kong:
香港總辦事處及主要營業地點：
11th Floor
COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong
香港
銅鑼灣
告士打道262號
中糧大廈11樓

8 April 2025

二零二五年四月八日

RIGHTS ISSUE ON THE BASIS OF THREE RIGHTS SHARES FOR EVERY ONE CONSOLIDATED SHARE HELD ON RECORD DATE ON A NON-UNDERWRITTEN BASIS AT THE SUBSCRIPTION PRICE OF HK$0.17 PER RIGHTS SHARE
以非包銷基準按於記錄日期每持有一股合併股份獲發三股供股股份之基準以每股供股股份0.17港元之認購價進行供股

PAYABLE IN FULL ON ACCEPTANCE BY NO LATER THAN 4:00 P.M. ON THURSDAY, 24 APRIL 2025
股款須不遲於二零二五年四月二十四日（星期四）下午四時正接納時繳足

PROVISIONAL ALLOTMENT LETTER
暫定配額通知書

Name(s) and address of Qualifying Shareholder(s)
合資格股東姓名及地址

Number of Shares registered in your name(s) on Monday, 7 April 2025
於二零二五年四月七日（星期一）以 閣下名義登記之股份數目

BOX A
甲欄

Number of Rights Shares in your provisional allotment. Subject to payment in full on acceptance by no later than 4:00 p.m. on Thursday, 24 April 2025
閣下獲暫定配發之供股股份數目。股款須不遲於二零二五年四月二十四日（星期四）下午四時正接納時繳足

BOX B
乙欄

Total subscription monies payable on acceptance in full
於接納時應全數繳足之認購股款總額

BOX C
丙欄
HK$
港元

Provisional Allotment Letter No.
暫定配額通知書編號

Name of bank on which cheque/banker's cashier order is drawn:
支票／銀行本票之付款銀行名稱：________________________

Cheque/banker's cashier order number:
支票／銀行本票號碼：________________________

Contact Telephone no.:
聯絡電話號碼：________________________

A SEPARATE CHEQUE OR BANKER'S CASHIER ORDER MUST ACCOMPANY EACH APPLICATION

NO RECEIPT WILL BE GIVEN FOR REMITTANCE

每份申請表格須隨附一張獨立開出之支票或銀行本票

本公司將不會發出股款收據

IN THE EVENT OF TRANSFER OF RIGHTS TO SUBSCRIBE FOR RIGHTS SHARE(S), HONG KONG AD VALOREM STAMP DUTY IS PAYABLE ON EACH SALE AND EACH PURCHASE. A GIFT OR TRANSFER OF BENEFICIAL INTEREST OTHER THAN BY WAY OF SALE IS ALSO LIABLE TO HONG KONG AD VALOREM STAMP DUTY. EVIDENCE OF PAYMENT OF HONG KONG AD VALOREM STAMP DUTY WILL BE REQUIRED BEFORE REGISTRATION OF ANY TRANSFER OF THE ENTITLEMENTS TO THE RIGHTS SHARE(S) REPRESENTED BY THIS DOCUMENT.
於轉讓供股股份之認購權時，每一宗買賣均須繳付香港從價印花稅。饋贈或轉讓（並非以出售方式）實益擁有之權益亦須繳付香港從價印花稅。於登記轉讓本文件所指任何供股股份之權利之前，須出示已繳付香港從價印花稅之證明。

Form B
表格乙

FORM OF TRANSFER AND NOMINATION
轉讓及提名表格

(To be completed and signed only by the Qualifying Shareholder(s) who wish(es) to transfer his/her/their right(s) to subscribe for the Rights Share(s) comprised herein)
（僅供擬轉讓其／彼等於本暫定配額通知書所列供股股份認購權之合資格股東填寫及簽署）

To: The Directors,
Graphex Group Limited
致：**烯石電動汽車新材料控股有限公司**
列位董事 台照

Dear Sirs,
I/We, as the Qualifying Shareholder(s) hereby transfer all my/our rights to subscribe for the Rights Shares comprised in this Provisional Allotment Letter to the person(s) accepting the same and signing the below registration application form (Form C). I/We have read the conditions and procedures for transfer set out in the enclosed sheet and agree to be bound thereby.
敬啟者：
本人／吾等作為合資格股東，茲將本暫定配額通知書所列本人／吾等之供股股份認購權悉數轉讓予接受此權利並簽署以下登記申請表格（表格丙）之人士。本人／吾等已細閱附頁所載各項條件及轉讓手續，並同意受其約束。

1.______________ 2.______________ 3.______________ 4.______________

Signature(s) of Qualifying Shareholder(s) (all joint Qualifying Shareholders must sign)
合資格股東簽署（所有聯名合資格股東均須簽署）

Date:______________2025

日期：二零二五年______________

Form C
表格丙

REGISTRATION APPLICATION FORM
登記申請表格

(To be completed and signed only by the person(s) to whom the rights to subscribe for the Rights Shares are being transferred)
（僅供承讓供股股份認購權之人士填寫及簽署）

To: The Directors,
Graphex Group Limited
致：**烯石電動汽車新材料控股有限公司**
列位董事 台照

Dear Sirs,
I/We request you to register the number of the Rights Shares mentioned in Box B of Form A in my/our name(s) and I/we agree to accept the same upon and subject to the terms set out in this Provisional Allotment Letter and the Prospectus and/or Prospectus Documents and subject to the memorandum and articles of association of the Company. I/We have read the conditions and procedures for application set out in the enclosed sheet and agree to be bound thereby.
敬啟者：
本人／吾等謹請　閣下將表格甲內乙欄所列之供股股份數目登記於本人／吾等名下，本人／吾等同意依照並受限於本暫定配額通知書及供股章程及／或章程文件內所載條款並在 貴公司之組織章程大綱及細則之限制下接納此等股份。本人／吾等已細閱附頁所載各項條件及申請手續，並同意受其約束。

Existing Shareholder(s)
Please mark "**X**" in this box
現有股東請在本欄內填上「X」號 ☐

To be completed in block letters in ENGLISH. Joint applicants should give the address of the first-named applicant only. 請用英文正楷填寫。聯名申請人僅須填寫排名首位之申請人之地址。			
Name in English 英文姓名	Family name or Company name 姓氏或公司名稱	Other Name(s) 名字	Name in Chinese 中文姓名
Name(s) of Joint Applicants in English (if applicable) 聯名申請人英文姓名（如適用）			
Address in English (joint applicants should give the address of the first-named applicant only) 英文地址（聯名申請人只需填寫排名首位之申請人之地址）			
Occupation 職業		Tel. No. 電話號碼	
Dividend Instructions 派息指示			
Name & Address of Bank 銀行名稱及地址		Bank Account No. 銀行賬戶號碼	

1.______________ 2.______________ 3.______________ 4.______________

Signature(s) of applicant(s) (all joint applicants must sign)
申請人簽署（所有聯名申請人均須簽署）

Date:______________2025

日期：二零二五年______________

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

8 April 2025

Dear Qualifying Shareholder(s),

Reference is made to the prospectus of Graphex Group Limited dated 8 April 2025 (the “Prospectus”) in relation to the Rights Issue. Terms defined in the Prospectus shall have the same meanings when used herein, unless the context otherwise requires. In accordance with the terms set out in the Prospectus, the Directors have provisionally allotted to you Rights Shares on the basis of three Rights Shares for every one Consolidated Share registered in your name on the register of members of the Company as at the Record Date (that is, Monday, 7 April 2025) at a subscription price of HK$0.17 per Rights Share. Your holding of Shares as at the Record Date is set out in Box A in Form A and the number of Rights Shares provisionally allotted to you is set out in Box B in Form A.

Documents issued in connection with the Rights Issue have not been registered or filed under or conformed to any applicable securities legislation of any jurisdictions other than Hong Kong. No action has been taken in any territory or jurisdiction outside Hong Kong, to permit the offering of the Rights Shares or the distribution of any documents in connection with the Rights Issue. No person receiving the Prospectus or the PAL in any territory or jurisdiction outside Hong Kong may treat this as an offer or an invitation to apply for Rights Shares, unless in the relevant territory or jurisdiction such an offer or invitation could lawfully be made without compliance with any registration or other legal or regulatory requirements. It is the responsibility of anyone outside Hong Kong wishing to make an application for Rights Shares to satisfy himself/herself/itself as to the observance of the laws and regulations of all relevant territories and jurisdictions, including the obtaining of any governmental or other consents and to pay any taxes and duties. The Company will not be responsible for verifying the legal qualification of such Overseas Shareholder and/or resident in such territory or jurisdiction, thus, should the Company suffer any losses or damages due to non-compliance with the relevant laws of such territory or jurisdiction by any such Overseas Shareholder and/or resident, the Overseas Shareholder and/or resident shall be responsible to compensate the Company for the same. The Company shall not be obliged to issue the nil-paid Rights Shares or fully-paid Rights Shares to any such Overseas Shareholder and/or resident, if at the Company’s absolute discretion issuing the nil-paid Rights Shares or fully-paid Rights Shares to them does not comply with the relevant laws of such territory or jurisdiction.

The Company reserves the right to refuse to accept any application for Rights Shares if it believes, or has reason to believe, that such acceptance would violate the applicable securities or other laws or regulations of any territory. No application for Rights Shares will be accepted from any person who is a Non-Qualifying Shareholder.

The Rights Shares, when allotted and issued, shall rank pari passu in all respects with the Shares in issue on the date of allotment and issue of the Rights Shares, including the right to receive all dividends and distributions which may be declared, made or paid on or after such date.

PROCEDURES FOR ACCEPTANCE

To take up your provisional allotment in full, you must lodge the whole of the original PAL intact with the Company’s Hong Kong Branch Share Registrar and Transfer Office, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong (the “Registrar”) together with a remittance for the full amount payable on acceptance, as set out in Box C in Form A, so as to be received by no later than 4:00 p.m. on Thursday, 24 April 2025 (or, under bad weather or extreme conditions, such later time or date as mentioned in the paragraph headed “EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS” below). All remittances must be made in Hong Kong dollars. Cheques must be drawn on an account with, and banker’s cashier orders must be issued by, a licensed bank in Hong Kong and made payable to “GRAPHEX GROUP LIMITED” and crossed “Account Payee Only”. Such payment will constitute acceptance of the provisional allotment on the terms of the PAL and the Prospectus and subject to the memorandum and articles of association of the Company. No receipt will be given for such remittances.

It should be noted that unless the PAL, together with the appropriate remittance for the amount shown in Box C in Form A, has been physically received as described above by no later than 4:00 p.m. on Thursday, 24 April 2025 (or, under bad weather or extreme conditions, such later time or date as mentioned in the paragraph headed “EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS” below) whether from the original allottee or any person in whose favour the rights have been validly transferred, the provisional allotment and all rights under the PAL will be deemed to have been declined and will be cancelled.

Any acceptance of the offer of the Rights Shares by any person will be deemed to constitute a warranty and representation to the Company that all registration, legal and regulatory requirements of all relevant territories and jurisdictions other than Hong Kong, in connection with the PAL and any acceptance of it, have been, or will be, fully complied with. For the avoidance of doubt, neither HKSCC nor HKSCC Nominees Limited, will give or is subject to the above representation and warranty.

EXCESS RIGHTS SHARES

No application for excess Rights Shares will be offered to Qualifying Shareholders.

TRANSFER

If you wish to transfer all of your rights to subscribe for Rights Shares provisionally allotted to you under the PAL, you must complete and sign the Form of Transfer and Nomination (Form B) and hand the PAL to the person(s) to or through whom you are transferring your rights. The transferee(s) must then complete and sign the Registration Application Form (Form C) and lodge the PAL intact together with a remittance for the full amount payable on acceptance as set out in Box C in Form A with the Registrar so as to be received by no later than 4:00 p.m. on Thursday, 24 April 2025 (or, under bad weather or extreme conditions, such later time or date as mentioned in the paragraph headed “EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS” below). It should be noted that Hong Kong ad valorem stamp duty is payable in connection with the transfer of your rights to subscribe for the relevant Rights Shares.

SPLITTING

If you wish to accept only part of your provisional allotment or transfer a part of your right to subscribe for the Rights Shares provisionally allotted under the PAL or to transfer part or all of your rights to more than one person, the original PAL must be surrendered by no later than 4:30 p.m. on Monday, 14 April 2025 to the Registrar who will cancel the original PAL and issue new PALs in the denominations required which will be available for collection from the Registrar after 9:00 a.m. on the second Business Day after the date of surrender of the original PAL.

CHEQUES AND BANKER’S CASHIER ORDERS

All cheques or banker’s cashier orders will be presented for payment following receipt and all interest earned on such monies (if any) will be retained for the benefit of the Company. Completion and return of the PAL with a cheque or a banker’s cashier order, whether by a Qualifying Shareholder or by any nominated transferee(s), will constitute a warranty by the applicant that the cheque or the banker’s cashier order will be honoured on first presentation. Without prejudice to the other rights of the Company in respect thereof, the Company reserves the right to reject any PAL in respect of which the cheque or banker’s cashier order is dishonoured on first presentation, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

SHARE CERTIFICATES FOR RIGHTS SHARES AND REFUND CHEQUES

It is expected that certificates for the Rights Shares in their fully-paid form will be despatched by ordinary post to those entitled at their own risk on Thursday, 22 May 2025. You, except HKSCC Nominees Limited, will receive one share certificate for all the Rights Shares issued to you.

If the Rights Issue is terminated, refund cheques in respect of the applications for Rights Shares are expected to be posted on Thursday, 22 May 2025 by ordinary post to the applicants at their own risk.

FRACTIONAL ENTITLEMENTS

No fractional entitlements to the Rights Shares will arise under the Rights Issue.

ARRANGEMENT ON ODD LOT TRADING

In order to facilitate the trading of odd lots (if any) of the Shares arising from the Rights Issue, the Company has appointed Cheong Lee Securities Limited as an agent to provide odd lot matching services, on a best effort basis, to the Shareholders who wish to top up or sell their holdings of odd lots of the Shares to a full new board lot during the period from Thursday, 10 April 2025 to Tuesday, 6 May 2025 (both dates inclusive). Shareholders should note that matching of the sale and purchase of odd lots of the Shares is on a best effort basis and successful matching of the sale and purchase of such odd lots is not guaranteed. Shareholders who wish to take advantage of this service should contact Cheong Lee Securities Limited at Unit B, 16/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (telephone number: (852) 3426 6338) during office hours (i.e. 9:00 a.m. to 6:00 p.m.) of such period. Shareholders who are in doubt about this service are recommended to consult their professional advisors.

EFFECT OF BAD WEATHER AND/OR EXTREME CONDITIONS

The Latest Time for Acceptance will not take place if a tropical cyclone warning signal no. 8 or above, or “extreme conditions” caused by super typhoons as announced by the Government of the Hong Kong Special Administrative Region or a “black” rainstorm warning:

(i)	in force in Hong Kong at any local time before 12:00 noon but no longer in force after 12:00 noon on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be extended to 5:00 p.m. on the same Business Day; or

(ii)	in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the day on which the Latest Time for Acceptance is initially scheduled to fall. Instead, the latest time for acceptance of and payment for the Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 4:00 p.m..

If the Latest Time for Acceptance does not take place on or before 4:00 p.m. on Thursday, 24 April 2025, the dates mentioned herein may be affected. The Company will notify the Shareholders by way of announcement(s) on any change to the expected timetable of the Rights Issue as soon as practicable.

GENERAL

Lodgement of the PAL with, where relevant, the Form of Transfer and Nomination (Form B) purporting to have been signed by the person(s) in whose favour it has been issued shall be conclusive evidence of the title of the party or parties lodging it to deal with the same and to receive split PAL and/or share certificates for the fully-paid Rights Shares.

The PAL and any acceptance of the offer contained in it shall be governed by, and construed in accordance with, Hong Kong law.

Further copies of the Prospectus giving details of the Rights Issue are available from the Registrar, TRICOR INVESTOR SERVICES LIMITED at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong during normal business hours.

PERSONAL DATA COLLECTION – PAL

By completing, signing and submitting the forms accompanying this PAL, you agree to disclose to the Company, the Registrar and/or their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made the acceptance of the provisional allotment of Rights Shares. The Personal Data (Privacy) Ordinance provides the holders of securities with rights to ascertain whether the Company or the Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Personal Data (Privacy) Ordinance, the Company and the Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company, at its head office and principal place of business in Hong Kong at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary, or (as the case may be) to the Registrar, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, for the attention of Privacy Compliance Officer.

Yours faithfully, For and on behalf of Graphex Group Limited Lau Hing Tat Patrick Chairman